SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2003

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-7707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE MEDTRONIC PUERTO RICO EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Medtronic, Inc. 710 Medtronic Parkway Minneapolis, MN 55432

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MEDTRONIC PUERTO RICO EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

Dated: October 27, 2003	By:	/s/ Janet S. Fiola
Janet S. Fiola Senior Vice President, Human Resources

THE MEDTRONIC PUERTO RICO
EMPLOYEES’ SAVINGS
AND INVESTMENT PLAN
Financial Statements and Supplemental Schedules
April 30, 2003 and 2002

THE MEDTRONIC PUERTO RICO

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the schedules are not applicable.

Report of Independent Auditors

To the Participants and Administrator of

The Medtronic Puerto Rico Employees’ Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of The Medtronic Puerto Rico Employees’ Savings and Investment Plan at April 30, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended April 30, 2003 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of Assets Held for Investment Purposes and Nonexempt Transactions at April 30, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management.  These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers, LLP
San Juan, Puerto Rico
October 3, 2003

THE MEDTRONIC PUERTO RICO

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

Statement of Net Assets Available for Benefits

		April 30,
		2003	2002

Assets:
Investments, at contract value:
Medtronic Interest Income Fund	*	$5,677,947	$5,214,022
Investments, at fair value:
Vanguard 500 Index Value Fund	*	1,115,306	1,015,043
Vanguard Explorer Fund		1,118	—
Vanguard Extended Market Index Fund Investor Shares		29,654	—
Vanguard International Growth Fund		2,934	—
Vanguard PRIMECAP Fund		6,220	—
Vanguard Total Bond Market Index Fund		409,940	235,877
Vanguard U.S. Growth Fund		860	—
Vanguard Wellington Fund Investor Shares	*	589,103	566,203
Vanguard Windsor II Fund Investor Shares		1,540	—
Medtronic Common Stock Fund	*	1,775,131	1,277,497
Participant loans receivable		602,786	479,797

Total investments		10,212,539	8,788,439

Other receivables:
Employer contributions		113,474	116,952
Participant contributions		71,770	64,395

Total receivables		185,244	181,347

Total assets		$10,397,783	$8,969,786

Liabilities:
Distributions payable to highly compensated employees		$245,273	—

Net assets available for benefits		$10,152,510	$8,969,786

*Represents 5% or more of the net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

THE MEDTRONIC PUERTO RICO

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended April 30, 2003

Additions:
Investment income (loss):
Interest and dividend income on investments	$340,341
Interest income on participant loans receivable	31,229
Net depreciation in fair value of investments	(57,619)

Total investment income	313,951
Employer contributions	490,739
Employee contributions	1,022,770

Total additions	1,827,460
Deductions:
Benefits paid to participants	644,736

Increase in net assets available for benefits	1,182,724
Net assets available for benefits:
Beginning of year	8,969,786

End of year	$10,152,510

The accompanying notes are an integral part of these financial statements.

THE MEDTRONIC PUERTO RICO EMPLOYEES’

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

1.   Description of the Plan

The following description of The Medtronic Puerto Rico Employees’ Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan, created and administered by Medtronic, Inc. (the “Ultimate Parent Company”), is a contributory defined contribution plan.  The Plan covers substantially all the employees of Medtronic Puerto Rico Operations Company – Puerto Rico Branch (the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Participants with at least three months of service are eligible to participate in the Plan.

Contributions

The Plan provides for a regular savings program for the employees of the Company, whereby participants may contribute up to 10% of their qualified compensation, as defined.  Depending upon whether certain performance goals are achieved by the Company, the employer match ranges from 50% to 75% of the participant’s contribution, which contribution is limited to 6% of the participant’s eligible compensation.  Participants are allowed to immediately transfer matching allocated amounts into any of the participant-directed investment options.  Subject to prior discretionary approval of the Plan Administrator, an eligible employee or an employee who would be an eligible employee, may transfer to the Trust Fund any sum of money, provided the employee certifies that such contribution meets certain criteria required by the Plan Document. For periods prior to January 1, 2000 a participant was permitted to contribute a portion of his compensation as an after tax contribution. After January 1, 2000, the only after tax contributions permitted will be recharacterization of excess pre tax contributions.

Participant Accounts

Each participant account is credited with the participant’s contribution and the Company’s contribution, as well as earnings and losses thereon.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are 100% vested in their contributions, including earnings and losses thereon, at all times.  Participants vest in the Company contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company contributions after five years.

Participants become fully vested on Normal Retirement Date, death, total disability, termination of the Plan, or complete discontinuance of employer contributions.

Forfeitures

Forfeitures of nonvested account balances are used in the following order: (i) to reduce employer contributions, (ii) to reduce any reasonable administrative expenses of the Plan, and (iii) to make an additional matching contribution to active participant’s accounts.

The balance of forfeited nonvested accounts for the year ended April 30, 2003 was $19,961.  There were no nonvested balances forfeited for the year ended April 30, 2002.

Investment Options

Each participant in the Plan is allowed to elect the investment of all contributions in 5% increments into any one or more of the various investment options offered by the Vanguard Group.  Participants may change their investment options at any time, but at least 30 days before the first day of the month for which the change will become effective.

Distributions

A Participant, while an employee, can request a partial or total withdrawal of his After-Tax Contributions Account, Rollover Contributions Account and the vested portion of his Employer Contributions Account, by giving prior notice to the Plan Administrator.

A Participant, while an employee, may withdraw all or any portion of the amount allocated to his Pre-Tax Contributions Account in the case of a financial hardship, subject to certain conditions established by the Plan Document.

After termination of employment a Participant’s Account will be paid in the form of an annuity. An optional form of benefit available upon retirement or upon incurring Total Disability is a lump sum, an immediate annuity purchase from an insurance company, or a combination of such methods of payment.

Participant Loans Receivable

Participants may borrow up to 50% of their vested fund account up to a maximum of $50,000.  The minimum loan amount is $1,000.  Loans are repaid in monthly payments of principal and interest through payroll deductions.  Loan terms range from one to ten years, as defined.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator.  Interest rates ranged between 4.5% and 9.5% during the fiscal year ending April 30, 2003.  Loans are due at various dates through 2008.

Plan Termination

The Plan provides that the Board of Directors of Medtronic, Inc. can terminate the Plan.  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provision of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Investment Income

The Plan’s investments are stated at fair value, except for investment contracts, which are valued at contract value (Note 3).  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  The Medtronic Common Stock Fund is valued at the year-end unit closing price of Medtronic, Inc. common stock (comprised of year-end market price plus the uninvested cash position).

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is accrued on the ex-dividend date.  Capital gain distributions are included in dividend income.  The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Administrative expenses are paid by the Plan.  Such expenses consist of recordkeeping fees, trustee fees and account maintenance fees.  Participants pay for fees associated with transactions in the Medtronic Common Stock Fund from their respective Plan accounts.  In addition, participants with loans pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts.

Payment of Benefits

Benefits payments are recorded upon distribution.

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, including Company common stock, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk and uncertainty, it is reasonably possible that changes in risks could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.   Investments

The net appreciation (depreciation) in the fair value of the investments during 2003, including gains and losses on investments bought and sold, as well as held during the year, was as follows:

Year Ended April 30, 2003

Vanguard 500 Index Value Fund	$(144,655)
Vanguard Explorer Fund	65
Vanguard Extended Market Index Fund Investors Shares	2,176
Vanguard International Growth Fund	120
Vanguard PRIMECAP Fund	77
Vanguard Total Bond Market Index Fund	10,135
Vanguard U.S. Growth Fund	53
Vanguard Wellington Fund Investors Shares	(51,327)
Vanguard Windsor II Fund Investors Shares	70
Medtronic Common Stock Fund	125,667

Net depreciation in fair value of investments	$(57,619)

The investments in the Medtronic Interest Income Fund consist of investment contracts issued by financial institutions and of contracts backed by investment-grade, fixed-income securities and bond mutual funds.  These investment contracts are valued at their contract values, which approximate fair value, as these investments have fully benefit-responsive features.  There are no reserves against contract values for credit risk of contract issuers or otherwise.

The average yield of the Medtronic Interest Income Fund was 4.78% and 6.15% for 2003 and 2002, respectively.  The crediting interest rate of the Medtronic Interest Income Fund was 4.83% and 6.03% as of April 30, 2003 and 2002, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, which cannot be less than zero.  Such interest rates are reviewed on a quarterly basis for resetting.

4.   Related Party Transactions

The Plan’s investments consist of investment contracts and shares of mutual funds managed by Banco Popular de Puerto Rico.  Banco Popular de Puerto Rico acts as trustee for only these investments as defined by the Plan.  These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rule.

During the years ended April 30, 2003 and 2002, the Plan had transactions with Vanguard Group, the Plan’s Recordkeeper, which are allowed by the Plan and the Internal Revenue Code.  These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rule.

Total purchases and proceeds from sales with Vanguard Group for the years ended April 30, 2003 and 2002 were $2,980,364 and $2,198,836, and $1,233,809 and $9,965,126, respectively.

5.   Income Tax Status

The Plan received a favorable determination letter from the Puerto Rico Treasury Department on May 23, 2001.  The Puerto Rico Treasury Department has determined that the Plan and the related trust are designed in accordance with Section 1165 (a) of the Puerto Rico Internal Revenue Code of 1994 and are, therefore, exempt from Puerto Rico income taxes.  Therefore, no provision for income taxes has been included in the Plans financial statements.

For fiscal year 2003, the Plan failed the results of the Actual Deferral Percentage test (ADP). The failed ADP test will be corrected by making corrective distributions to highly compensated employees in the amount of $245,273. Considering the remedial actions taken pursuant to the provisions of the Plan Document, management believes that this situation will not affect the tax-exempt status of the Plan.

SUPPLEMENTAL SCHEDULES

THE MEDTRONIC PUERTO RICO

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

Schedule of Assets Held for Investment Purposes

April 30, 2003

Identity of issuer	Description of Investment	Cost	Contract Value/ Current Value

*Medtronic Interest Income Fund	Unallocated Insurance Contract	**	$5,677,947
*Vanguard 500 Index Fund Investors Shares	Mutual Fund	**	1,115,306
*Vanguard Explorer Fund	Mutual Fund	**	1,118
*Vanguard Extended Market Index Fund Investors Shares	Mutual Fund	**	29,654
*Vanguard International Growth Fund	Mutual Fund	**	2,934
*Vanguard PRIMECAP Fund	Mutual Fund	**	6,220
*Vanguard Total Bond Market Index Fund	Mutual Fund	**	409,940
*Vanguard U.S. Growth Fund	Mutual Fund	**	860
*Vanguard Wellington Fund Investors Shares	Mutual Fund	**	589,103
*Vanguard Windsor II Fund Investors Shares	Mutual Fund	**	1,540
*Medtronic, Inc. Common Stock Fund	Company Stock Fund	**	1,775,131
*Participant Loans Receivable	Interest at 4.5%-9.5% (Due at various dates through 2008)	**	602,786

		**	$10,212,539

*                                         Denotes party-in-interest

**                                  Cost information is excluded, as it is no longer required for participant-directed investments.

THE MEDTRONIC PUERTO RICO

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

Form 5500, Schedule G, Part III

Schedule of Nonexempt Transactions

April 30, 2003

Party Involved	Relationship to Plan	Description of Transaction	Purchase Price	Selling Price	Expenses Incurred	Cost of Asset	Current Value of Assets

Medtronic Puerto Rico Operations, Co.	Plan Sponsor	Late participant contributions* May 2002, June 2002, August 2002 – January 2003 and March 2003	$738,743	$—	$—	$—	$738,743

*                                         Contributions to the plan were made shortly after the applicable deadline in some instances.  The Company intends to compensate participants for any lost interest resulting from the delay in contributions.

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-37529, 33-44230, and 333-106566) of Medtronic, Inc. of our report dated October 3, 2003 relating to the financial statements and supplemental schedules of the Medtronic Puerto Rico Employees’ Savings and Investment Plan which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Juan, Puerto Rico
October 27, 2003